January 31, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          AMCOL International Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed December 30, 2011
File No. 001-14447

Dear Ms. Jenkins:

This letter sets forth the response of AMCOL International Corporation (the “Company”) to the Commission’s comment letter dated January 4, 2012.  The Company has reproduced the Staff’s question and indicated its response thereafter.  The Company has reviewed this response with its current independent registered public accounting firm and outside legal counsel.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 15. Exhibits and Financial Statement Schedule

1.	Comment:
We note you amended your Form 10-K by filing an abbreviated amendment.  This amendment solely included the audit report of Sanghavi & Company.  Please note that amendments to Exchange Act filings must include the complete text of each item that is amended per Exchange Act Rule 12b-15.  Please amend your Form 10-K to comply or tell us why you believe this amendment complies with the Exchange Act.  In addition, please note that updated consents from your independent accountants may be required.

Response:             Today, we filed Amendment No. 2 to the Form 10-K to include the complete text of Item 15.

Thank you for your consideration in these matters.  If you have any further questions regarding these matters, please do not hesitate to contact me.

Very truly yours,

Donald W. Pearson
Chief Financial Officer